Filed by CA Healthcare Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CA Healthcare Acquisition Corp.

Commission File No. 001-39947

On April 7, 2021, Ron Zwanziger, Chairman and CEO and Co-founder of LumiraDx Limited (“LumiraDX”), delivered a webcast regarding the proposed business combination between CA Healthcare Acquisition Corp. (“CAHC”) and LumiraDx. The following is a transcript of the interview, which is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination.

Bloomberg Markets Report

April 7th, 2021, 1:20 PM ET

MATT: And joining us to talk about what the company does, and its outlook is the CEO of LumiraDx. Ron you're involved in COVID test testing which is obviously a huge growth industry. We hope it's not a sticky one. Right. So, what's the outlook for Lumia? .

RON: Well so of course we created the platform that you might have seen that is underlying the reason why we've done this back as a platform to transform the whole way community care is dealt with. And of course, we conceived this many years ago well before covered and whilst where we pivoted to cove it to be helpful in the pandemic

We will continue with a platform to address a whole host of diseases where you can address them more effectively in the communities such as diabetes coagulation issues infectious diseases and so on. So, the whole purpose of our platform is to have a single platform in the primary care setting in pharmacies in physicians’ offices where you can treat ISE patients far more effectively. You can do today with having very high-performance tests which can be relied on. And this will lead growth well went into the future. And that's really why we're doing this much beyond just the fact that we're trying to be helpful in the short term with a very high performing covert antigen test.

MATT: Right, you’ve got a history at LumiraDx- you have big customers like CVS in the US the National Health Care Service in the UK the Bill and Melinda Gates Foundation. That's got to be a supreme vote of confidence. What else do you see as a real growth area then for LumiraDx or what is going to be your bread and butter, Post pandemic.

RON: So, if you think that the type of products that we're focused on is helping people for example with diabetes to know where they are and whether they've improved over time to try and help in diagnosing heart attacks in such a way that you can treat patients very effectively when the ambulance shows up in the home even before people are taken into the to the emergency room. We've got tests coming for what it's called D Dimer which helps physicians treat patients and make sure that they don’t unnecessarily go into hospitals with when the physician is suspecting a fairly serious issues such as a stroke – where today you would send them automatically. But if you can do a test the triage is that you can stop inflicting that inconvenience on many people because the percentage of people that actually need to be referred from the community into the emergency is low. So, there's a string of products like those that we're bringing through which can which we expect would drive our growth for many years to come. But I should say COVID will probably be around for a while too. So, there'll be some residual issues around COVID and possibly not just antigen testing but also testing around the vaccinations first so that people can find out whether the vaccination is actually working and later to find out whether the vaccination is still work.

MATT: Ron can I just ask. You know we talked about the fact that it's one of the biggest deals the biggest in the health care space in terms of specs. What are you going to do with the proceeds? What do you plan to use the money for?

RON: Well, the funds are to expand capacity around the world. We're in the process of building additional plants in a number of areas because these products that we're dealing with which I just mentioned science and several others where we're seeing growth and we're seeing demands from customers about expected volumes over time. So, most of the capital that we're raising will be to build capacity.

Forward-Looking Statements

Certain statements in this document may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or CAHC’s or LumiraDx’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CAHC and its management, and LumiraDx and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against CAHC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of CAHC or LumiraDx, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of LumiraDx as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers, manufacturers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that LumiraDx or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) LumiraDx’s estimates of its financial performance; and 12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CAHC’s Registration Statement on form S-1 filed with the SEC on January 8, 2021 and the registration statement on Form F-4 and proxy statement/prospectus discussed below. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CAHC nor LumiraDx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, LumiraDX intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of CAHC and a preliminary prospectus of LumiraDx, and after the registration statement is declared effective, CAHC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CAHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about LumiraDx, CAHC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of CAHC as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to CA Healthcare Acquisition Corp., 99 Summer Street, Suite 200 Boston, MA 02110.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

CAHC and its directors and executive officers may be deemed participants in the solicitation of proxies from CAHC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in CAHC is contained in CAHC’s Registration Statement on form S-1 filed with the SEC on January 8, 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

LumiraDx and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CAHC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.